Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of La Rosa Holdings Corp. and Subsidiaries on Form S-1 of our report dated April 16, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of La Rosa Holdings Corp. and Subsidiaries as of December 31, 2023 and 2022 and for each of the two years ended in the period ended December 31, 2023 appearing in the Annual Report on Form 10-K of La Rosa Holdings Corp. and Subsidiaries for the year ended December 31, 2023. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

February 14, 2025